Exhibit 99(h)(16)

Termination Amendment

To

Administration and Accounting Services Agreement

This Termination Amendment To Administration and Accounting Services Agreement, dated as of December 31, 2016 (“Termination Amendment”), is being entered into by and between BNY Mellon Investment Servicing (US) Inc. (“BNYM”) and GuideStone Funds, on its own behalf and on behalf of each Fund, each in its individual and separate capacity (“GuideStone”).

Background

BNYM and GuideStone previously entered into that certain Administration and Accounting Services Agreement, dated as of December 14, 2012 and effective on and after January 1, 2013, as amended (the “Current Agreement”). The parties wish to amend and terminate the Current Agreement as set forth in this Amendment. Capitalized terms not expressly defined in this Amendment shall have the meanings prescribed in the Current Agreement as amended by this Termination Amendment.

Terms

NOW,THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree to all statements made above and as follows:

1.    Modification to Current Agreement. Sections 16(a) and 16(b) of the Current Agreement is deleted and replaced in its entirety with the following:

(a)    This Agreement shall be effective, subject to Section C of the Background section, on the Execution Date and terminate at 11:59 PM (Eastern) on March 31, 2017 (“Termination Date”) or the date that Deconversion Services (as defined on Exhibit A to this Termination Amendment) commenced on the Termination Date are completed. GuideStone, by written notice to the BNYM Designated Addressee (as defined below) delivered to the BNYM Designated Addressee not less than thirty (30) days in advance of the Termination Date may designate a later date for the termination date of this Agreement (“Extension Notice”) and unless BNYM delivers written notice to the GuideStone Designated Addressee (as defined below) within ten (10) days of the date of delivery of the Extension Notice rejecting the later termination date, this Agreement shall terminate at 11:59 PM (Eastern) on the later date designated by GuideStone in the Extension Notice (“Extended Termination Date”) or the date that Deconversion Services commenced on the Extended Termination Date are completed.

(b)    (1) GuideStone may further designate a later termination date for the Agreement beyond the Extended Termination Date, and any subsequent extended termination date effected pursuant to this Section 16(b)(1), by delivering written notice to the BNYM Designated Addressee of a later termination date at least thirty (30) days in advance of the Extended Termination Date, or the then-effective extended termination date, and unless BNYM delivers written notice rejecting such later termination to the GuideStone Designated Addressee within ten (10) days of the date of delivery of the most recent notice of later termination, this Agreement will terminate at 11:59 PM (Eastern) on the later termination date designated in the relevant Fund Company notice or the date that Deconversion Services commenced on the Extended Termination Date are completed.

(2)	For purposes of Sections 16(a) and 16(b)(1):

(i)	“BNYM Designated Addressee” means:

BNY Mellon Investment Servicing (US) Inc.

301 Bellevue Parkway

Wilmington, DE 19810

(ii)	“GuideStone Designated Addressee” means:

GuideStone Funds

2401 Cedar Springs Road

Dallas, Texas 75201

2.    Remainder of Current Agreement. Except as specifically modified by this Termination Amendment, all terms and conditions of the Current Agreement shall remain in full force and effect.

3.    Governing Law. The governing law of the Current Agreement shall be the governing law of this Termination Amendment.

4.    Entire Agreement. This Termination Amendment constitutes the final, complete, exclusive and fully integrated record of the agreement of the parties with respect to the subject matter herein and the amendment of the Current Agreement.

5.    Facsimile Signatures; Counterparts.    This Termination Amendment may be executed in one more counterparts; such execution of counterparts may occur by manual signature, facsimile signature, manual signature transmitted by means of facsimile transmission or manual signature contained in an imaged document attached to an email transmission; and each such counterpart executed in accordance with the foregoing shall be deemed an original, with all such counterparts together constituting one and the same instrument. The exchange of executed copies of this Termination Amendment or of executed signature pages to this Termination Amendment by facsimile transmission or as an imaged document attached to an email transmission shall constitute effective execution and delivery hereof and may be used for all purposes in lieu of a manually executed copy of this Termination Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Termination Amendment to be executed by their duly authorized officers, as of the day and year first above written.

BNY Mellon Investment Servicing (US) Inc.

By:

Name:

Title:

GuideStone Funds, on its own behalf and on behalf of each Fund in its individual and separate capacity

By:

Name:

Title:

EXHIBIT A

Deconversion Services

“Deconversion Services” means any measures taken and conduct engaged in by BNYM associated with any transfer or movement of files, records, materials or information or a conversion thereof, including but not limited to the transfer, movement or duplication of any files, records, materials or information and any conversion of such from the formats and specifications of BNYM to the formats and specifications of a successor service provider or as otherwise specified by the Fund.

In addition to Deconversion Services, beyond the Termination Date, BNYM has agreed to perform the following services in 2017:

•	File Form N-MFP for the Money Market Fund for the month of March 2017 (i.e., in April 2017)

•	Prepare and file the Form N-Q for GuideStone Funds for the quarter ending March 31, 2017 (i.e., in May 2017)

•	Prepare and file tax returns for GuideStone Funds for the year ended December 31, 2016

•	Provide support for auditor questions related to the quarter ending March 31, 2017

•	Provide support for auditor questions related to the conversion to a successor service provider

BNY Mellon will invoice GuideStone during the post-conversion period for the filing of Form N-MFP, the preparation and filing of Form N-Q and for certain out-of-pocket expenses in accordance with the terms set forth in the Administration, Accounting and Regulatory Administration Services Fee Letter dated December 14, 2012 and the Amendment to Fee Letter Regarding Money Market Fund Services dated April 11, 2016.